July 19, 2013

VIA EDGAR & OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Daniel L. Gordon, Branch Chief

Re:	Strategic Hotels & Resorts, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-32223

Dear Mr. Gordon:

In connection with the Staff’s comment letter dated July 12, 2013 regarding Strategic Hotels & Resorts, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2012 (the “10-K”) filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2013, I hereby submit the Company’s response. The Staff’s comment is reproduced in its entirety below, and the response thereto is set forth in bold after the comment.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 28, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Four Seasons Jackson Hole Hotel, page 29

1.	Please clarify to us the factors that lead to your hiring of a hotel brokerage firm. Also tell us what other disposition alternatives are being considered.

Response:

We advise the Staff that in September of 2012 we, along with a venture partner, purchased the Essex House hotel in New York, New York for approximately $350.3 million. In connection with the purchase, the venture obtained a $190 million first mortgage, and we funded our 51% share of the remaining purchase price through a borrowing under our bank credit facility. We have been in the process of deleveraging our balance sheet over the last several years, and our intention with respect to the purchase of the Essex House hotel is to repay the borrowing under our bank line with either proceeds from the sale of a property, or an equity raise or some combination thereof. We initially identified the Four Seasons Jackson Hole hotel as a candidate for disposition, for a variety of reasons including that it was unencumbered by any debt. We had engaged a broker to assist us in marketing the hotel; however, prior to us actually marketing the hotel for sale, we received an offer to purchase another core asset in our hotel portfolio. As a result of that offer, we decided we would suspend marketing the Jackson Hole property while we attempted to negotiate a sale of the other property. The negotiations for the sale of that hotel are currently ongoing; however, there can be no assurance that we will ultimately consummate a sale of such property. We further note that we have not entered into any binding agreement with the other party.

Note 10. Indebtedness

Other Debt, page 86

2.
It appears that one of the notes was repaid in 2008 and the other was forgiven in 2009 when you granted an interest in the property to the note holder. Please clarify the percentage interest that was granted and the percentage interest that you still have. Also tell us how you are accounting for the 60 acre oceanfront land parcel.

3.
It appears that the other party to the 2009 agreement is responsible for obtaining permits and licenses to develop the property. However, you also have obligations that are accounted for as other accrued liabilities. Please clarify for us what your obligations are and how you determined the value of such obligations. Also, clarify how the impairment of the property in the fourth quarter of 2012 results in a reduction of your obligations.

4.
Please clarify if the property discussed under this heading is the joint venture, RCPM. In your response, describe your various investments in the Punta Mita, Mexico area and tell us how you are accounting for each investment.

Response:

We believe the clearest way to respond to questions 2 through 4 is to provide a single consolidated response to those questions.

First, in response to question 4, we advise the staff that the property being discussed under this heading is not the Four Seasons Residence Club Punta Mita (“RCPM”) joint venture.

Our investments in Punta Mita include the following:

•	A separate oceanfront land parcel adjacent to the Four Seasons Punta Mita Resort, known as the La Solana land parcel. We own 100% of this land parcel and we account for it as a consolidated property.

•	The Four Seasons Punta Mita Resort, a 173 room luxury resort hotel. We own 100% of this property and we account for it as a consolidated property.

•
The RCPM, a luxury vacation home product sold in fractional and whole ownership interests on a property adjacent to, but separate from the Four Seasons Punta Mita Resort. We own a 31% non-controlling interest in this venture and we account for this investment under the equity method of accounting.

•
The undeveloped oceanfront land parcel that is the subject of this heading, known as the H5 land parcel. As of December 31, 2012, we owned a 100% legal title in the property, and we accounted for it as a consolidated property.

We reached an agreement with the previous H5 land note holder in 2009 that in exchange for them releasing us from our obligations under the note, and subject to them obtaining certain permits, we would grant them a legal interest in a joint venture which would own the property. We did not actually form the venture and give the previous note holder a legal interest in the entity which held title to the land until June, 2013. Therefore, in response to question 3, at December 31, 2012, we had an obligation to transfer to the previous note holder a 50% legal interest in the entity which owned the land, subordinated to us receiving the first $12,000,000 of any distributions from the entity. We reflected this obligation as a liability on our balance sheet at an amount equal to the prior note amount, which we believe, based on our estimate of the fair value of the land parcel, approximated the fair value of the interest required to be transferred.

We accounted for the H5 land parcel as a consolidated asset (at cost) and reflected a separate liability to the previous note holder related to our agreement to enter into a venture as described above.

When we recognized an impairment loss on the property in the fourth quarter of 2012, we reduced the carrying value of the property to its estimated fair value, and we also reduced the liability to the previous note holder to their share of that fair value, using a hypothetical liquidation at book value approach based on our agreement to enter into the venture giving them a legal interest in the land. The amount of the charge we recorded was equal to the net amount of the decrease in the asset and related liability as disclosed in Note 4 of the Notes to our Consolidated Financial Statements included in Item 8 of Part II of our 10-K.

On June 14, 2013, we contributed the land to a new entity and entered into a venture agreement with the previous note holder which provides that we would receive the first $12,000,000 of any distributions from the entity and that any distributions in excess of $12,000,000 would be allocated 50% to us and 50% to the previous note holder.

We currently are reviewing the impact that the execution of this agreement will have on how we account for our interest in this investment going forward, which will be reflected in our quarterly report on Form 10-Q for the quarter ended June 30, 2013.

*    *    *

At the request of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (312) 658-5756.

Sincerely,

/s/ Stephen M. Briggs

Stephen M. Briggs
Senior Vice President, Chief Accounting Officer
Strategic Hotels & Resorts, Inc.

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